Exhibit 99.1

Global Mofy Metaverse Limited together with China’s leading video platform Present AI-themed Short Film Series

-	Jointly Support Growth of Promiding Chinese Young Directors and Sci-Fi Films

Beijing, CHINA, Dec. 19, 2023 (GLOBE NEWSWIRE) -- Global Mofy Metaverse Limited (the “Company” or “Global Mofy Metaverse”) (NASDAQ: GMM), a technology solutions provider engaged in virtual content production, digital marketing, and digital assets development for the metaverse industry, today announced the success of “The Future Handbook,” an artificial intelligence-themed short film series produced in collaboration with bilibili. This collection of multi-universe sci-fi films is directed by promising young directors, exploring the captivating domain of AI. Since its exclusive debut on bilibili during the end of September 2023, the series has captivated audiences, earning an exceptional rating of 9.1 out of 10, and solidifying its place as a groundbreaking visual masterpiece.

Under its “Mofy Visual effects (Mofy VFX)” brand, Global Mofy Metaverse leads the post-production visual effects for “The Future Handbook.” The Mofy VFX integrates state-of-the-art post-production effects, showcasing its technical prowess and breathing life into AI environments.

This success of “The Future Handbook” underscores the creative synergy between Global Mofy Metaverse and bilibili and marks what we believe to be a new chapter for Chinese cinema. We believe that this collaboration will propel emerging directors onto the global stage showcasing Chinese science fiction filmmaking.

“We are immensely proud of the success achieved by ‘The Future Handbook’ and the impact we observed it has had on audiences,” said Haogang Yang, CEO of the Company. “Through our collaboration with bilibili, we have pushed the boundaries of storytelling and helped immersing viewers in a realm where artificial intelligence comes alive. We are honored to provide a platform for promising young directors to shape the future of Chinese science fiction cinema.”

“The Future Handbook” presents an enthralling narrative woven by seven talented young directors. Each director imparts their unique vision, skillfully crafting a kaleidoscope of visual styles that transport audiences to a future world brimming with possibilities. Complemented by the performances of renowned domestic actors, the series unfolds as a thought-provoking exploration of the symbiotic relationship between humanity and technology, inviting introspection into the untapped potential of our shared future.

About Global Mofy Metaverse Limited

Headquartered at Beijing, Global Mofy Metaverse Limited is a technology solutions provider engaged in virtual content production, digital marketing, and digital assets development for the metaverse industry. Utilizing its proprietary “Mofy Lab” technology platform which consists of cutting-edge three-dimensional (“3D”) rebuilt technology and AI interactive technology, the Company creates 3D high definition virtual version of a wide range of physical world objects such as characters, objects and scenes which can be used in different applications such as movies, TV series, AR/VR, animation, adverting and gaming. Global Mofy Metaverse is one of the leading digital asset banks in China, which consists of more than 7,000 high precision 3D digital assets. With its strong technology platform and industry track record, Global Mofy Metaverse is able to attract high-profile customers and earn repeat business. For more information, please visit: www.globalmofy.cn/, ir.globalmofy.cn.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Company

Global Mofy Metverse Ltd.

Investor Relations Department

Email: ir@mof-vfx.com

Investor Relations

WFS Investor Relations Inc.

Janice Wang, Managing Partner

Email: services@wealthfsllc.com

Phone:	+86 13811768599
+1 628 283 9214